Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-283719

Prospectus Supplement

(To Prospectus dated March 31, 2025)

SATELLOGIC INC.

Up to $15,000,000 of Class A Common Stock

This prospectus supplement updates and amends certain information contained in the prospectus supplement, dated April 9, 2025, the prospectus supplement, dated February 13, 2025, the prospectus supplement, dated December 20, 2024, and the accompanying prospectus, dated March 31, 2025 (together, the “Prospectus”), relating to the sale of shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) by Satellogic Inc. (the “Company”) from time to time to or through Cantor Fitzgerald & Co. and Northland Securities, Inc., acting as sales agents pursuant to that certain Second Amended and Restated Sales Agreement, dated April 9, 2025, by and among the Company, Cantor and Northland (the “Sales Agreement”), in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

This prospectus supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto.

The Class A Common Stock is listed on The Nasdaq Capital Market under the symbol “SATL.” On October 15, 2025, the last reported sale price of the Class A Common Stock was $4.14 per share.

Under the Prospectus, we initially registered up to $50,000,000 of the Class A Common Stock for offer and sale pursuant to the Sales Agreement, not inclusive of amounts previously sold. From December 20, 2024 through the date of this prospectus supplement, we sold an aggregate of 2,452,704 shares of Class A Common Stock for an aggregate gross purchase price of $9,505,845 under the Prospectus. As of the date of this prospectus supplement, we are decreasing the amount of the Class A Common Stock that we are offering pursuant to the Sales Agreement, such that we are offering up to an aggregate of $15,000,000 of shares of Class A Common Stock for sale under the Sales Agreement from and after the date hereof, not including the shares of Class A Common Stock previously sold.

Investing in Class A Common Stock involves risks that are described in the “Risk Factors” sections in the documents incorporated by reference into this prospectus supplement.

The Company is an “emerging growth company” under applicable federal securities laws and is subject to reduced public company reporting requirements

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cantor	Northland Capital Markets

The date of this prospectus supplement is October 16, 2025